# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Chijet Motor Company, Inc., CIK 0001957413
CUSIP: G4465R111
Title of class of securities: Class A Ordinary Shares, par value $0.003 per share
Address of issuer's principal executive offices: NO. 8 BEIJING S. RD., ECONOMIC & TECH. DEV. ZONE YANTAI, SHANDONG, China (F4), CN37264006
Date of event which requires filing of this statement: 02/18/2025
Amends the filing with accession number 0001493152-24-006944
Filed by CIK 0002011624
Persons authorized to receive notices and communications: Hongwei Mu, NO. 8 BEIJING S. RD., ECONOMIC & TECH. DEV. ZONE YANTAI, SHANDONG, China (F4), CN37264006, 86 0535 2766221

## Reporting persons
- Hongwei Mu (CIK 0002011624): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 5,465,263; shared voting power 0; sole dispositive power 2,163,477; shared dispositive power 0; aggregate amount beneficially owned 5,465,263 (59.04% of the class)
  Comment: The numbers in Rows 7 and 11 consist of:
  
  (A)(i) 1,737,397 class A ordinary shares, par value $0.003 per share ("Class A Ordinary Shares"), of Chijet Motor Company, Inc. (the "Company") held by Chijet Holdings Limited ("CHL") prior to the consummation of the cashless exercise of the warrant to purchase ordinary shares, as amended, issued to CHL on January 7, 2025 (the "CHL Cashless Exercise"), (ii) 426,080 Class A Ordinary Shares issued to CHL upon the CHL Cashless Exercise (the foregoing Class A Ordinary Shares, collectively, the "CHL Shares"); and
  
  (B) (i) 2,457,102 Class A Ordinary Shares held by Euroamer Kaiwan Technology Company Limited (the "EKT") prior to the consummation of the cashless exercise of the warrant to purchase ordinary shares, as amended, issued to EKT on January 7, 2025 (the "EKT Cashless Exercise"); and (ii) 844,684 Class A Ordinary Shares issued to EKT in the EKT Cashless Exercise (the foregoing Class A Ordinary Shares, collectively, the "EKT Shares").
  
  Mr. Hongwei Mu is the director of CHL and as such, may be deemed to be the beneficial owner of the CHL Shares. Additionally, Mr. Mu may be deemed to be the beneficial owner of the EKT Shares by virtue of the Voting Agreement (as defined and described below). Mr. Mu disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
  
  The Company, Hongwei Mu, CHL, and EKT entered into a voting agreement dated February 20, 2025 (the "Voting Agreement"). Under the terms of the Voting Agreement, all shareholders, including Euroamer and Chijet Holdings, agree to vote their shares in alignment with Mr. Mu's directives on matters requiring shareholder or board approval, particularly those related to the operation and development of the company, its subsidiaries, and affiliates. This includes matters such as the election of directors, corporate governance decisions, and other resolutions necessary for the company's strategic direction. Furthermore, the Voting Agreement provides Mr. Mu with an irrevocable proxy, allowing him to exercise voting rights on behalf of these shareholders if they fail to vote in accordance with the agreement within fifteen days of a written request. This proxy, which is coupled with an interest, is binding for the duration of the agreement and remains effective despite any changes in shareholder status, including death, disability, or entity restructuring. The Voting Agreement remains effective from February 20, 2025, through June 1, 2026, unless terminated earlier upon the liquidation or insolvency of the company or the transfer of shares by any shareholder subject to the agreement, in which case it ceases immediately. The numbers in Rows 7 and 11 reflect the result of the Voting Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated by reference herein in its entirety.
  
  The number in Row 9 consists of the CHL Shares.
  
  The percentage in Row 13 is calculated using a denominator of a total of 9,256,621 Class A Ordinary Shares outstanding as of February 19, 2025, as provided by the Company.
- Chijet Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 2,163,477; shared dispositive power 0; aggregate amount beneficially owned 2,163,477 (23.37% of the class)
  Comment: The numbers in Rows 9 and 11 consist of:
  
  (i) 1,737,397 class A ordinary shares, par value $0.003 per share ("Class A Ordinary Shares"), of Chijet Motor Company, Inc. (the "Company") held by Chijet Holdings Limited ("CHL") prior to the consummation of the cashless exercise of the warrant to purchase ordinary shares, as amended, issued to CHL on January 7, 2025 (the "CHL Cashless Exercise"), (ii) 426,080 Class A Ordinary Shares issued to CHL upon the CHL Cashless Exercise (the foregoing Class A Ordinary Shares, collectively, the "CHL Shares").
  
  The Company, Hongwei Mu, CHL, and EKT entered into a voting agreement dated February 20, 2025 (the "Voting Agreement"). Under the terms of the Voting Agreement, all shareholders, including Euroamer and Chijet Holdings, agree to vote their shares in alignment with Mr. Mu's directives on matters requiring shareholder or board approval, particularly those related to the operation and development of the company, its subsidiaries, and affiliates. This includes matters such as the election of directors, corporate governance decisions, and other resolutions necessary for the company's strategic direction. Furthermore, the Voting Agreement provides Mr. Mu with an irrevocable proxy, allowing him to exercise voting rights on behalf of these shareholders if they fail to vote in accordance with the agreement within fifteen days of a written request. This proxy, which is coupled with an interest, is binding for the duration of the agreement and remains effective despite any changes in shareholder status, including death, disability, or entity restructuring. The Voting Agreement remains effective from February 20, 2025, through June 1, 2026, unless terminated earlier upon the liquidation or insolvency of the company or the transfer of shares by any shareholder subject to the agreement, in which case it ceases immediately. The numbers in Rows 7, 8 and 10 reflect the result of the Voting Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated by reference herein in its entirety.
  
  Mr. Hongwei Mu is the director of CHL and as such, may be deemed to be the beneficial owner of the CHL Shares. Additionally, Mr. Mu may be deemed to be the beneficial owner of the EKT Shares by virtue of the Voting Agreement (as defined and described below). Mr. Mu disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
  
  The percentage in Row 13 is calculated using a denominator of a total of 9,256,621 Class A Ordinary Shares outstanding as of February 19, 2025, as provided by the Company.
- Lichun Wu: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 3,301,786; shared dispositive power 0; aggregate amount beneficially owned 3,301,786 (35.67% of the class)
  Comment: The numbers in Rows 9 and 11 consist of:
  
  (i) 2,457,102 Class A Ordinary Shares held by Euroamer Kaiwan Technology Company Limited (the "EKT") prior to the consummation of the cashless exercise of the warrant to purchase ordinary shares, as amended, issued to EKT on January 7, 2025 (the "EKT Cashless Exercise"); and (ii) 844,684 Class A Ordinary Shares issued to EKT in the EKT Cashless Exercise (the foregoing Class A Ordinary Shares, collectively, the "EKT Shares").
  
  Mr. Lichun Wu is the director of EKT and as such, may be deemed to be the beneficial owner of the foregoing securities held by EKT. Mr. Wu disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. However, pursuant to a voting agreement by and among the Company, Hongwei Mu, CHL, and EKT dated February 20, 2025 (the "Voting Agreement"), all shareholders, including Euroamer and Chijet Holdings, agree to vote their shares in alignment with Mr. Mu's directives on matters requiring shareholder or board approval, particularly those related to the operation and development of the company, its subsidiaries, and affiliates. This includes matters such as the election of directors, corporate governance decisions, and other resolutions necessary for the company's strategic direction. Furthermore, the Voting Agreement provides Mr. Mu with an irrevocable proxy, allowing him to exercise voting rights on behalf of these shareholders if they fail to vote in accordance with the agreement within fifteen days of a written request. This proxy, which is coupled with an interest, is binding for the duration of the agreement and remains effective despite any changes in shareholder status, including death, disability, or entity restructuring. The Voting Agreement remains effective from February 20, 2025, through June 1, 2026, unless terminated earlier upon the liquidation or insolvency of the company or the transfer of shares by any shareholder subject to the agreement, in which case it ceases immediately. The numbers in Rows 7 and 8 reflect the result of the Voting Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated by reference herein in its entirety.
  
  The percentage in Row 13 is calculated using a denominator of a total of 9,256,621 Class A Ordinary Shares outstanding as of February 19, 2025, as provided by the Company.
- Euroamer Kaiwan Technology Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 3,301,786; shared dispositive power 0; aggregate amount beneficially owned 3,301,786 (35.67% of the class)
  Comment: The numbers in Rows 9 and 11 consist of:
  
  (i) 2,457,102 Class A Ordinary Shares held by Euroamer Kaiwan Technology Company Limited (the "EKT") prior to the consummation of the cashless exercise of the warrant to purchase ordinary shares, as amended, issued to EKT on January 7, 2025 (the "EKT Cashless Exercise"); and (ii) 844,684 Class A Ordinary Shares issued to EKT in the EKT Cashless Exercise (the foregoing Class A Ordinary Shares, collectively, the "EKT Shares").
  
  Mr. Lichun Wu is the director of EKT and as such, may be deemed to be the beneficial owner of the foregoing securities held by EKT. Mr. Wu disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. However, pursuant to a voting agreement by and among the Company, Hongwei Mu, CHL, and EKT dated February 20, 2025 (the "Voting Agreement"), all shareholders, including Euroamer and Chijet Holdings, agree to vote their shares in alignment with Mr. Mu's directives on matters requiring shareholder or board approval, particularly those related to the operation and development of the company, its subsidiaries, and affiliates. This includes matters such as the election of directors, corporate governance decisions, and other resolutions necessary for the company's strategic direction. Furthermore, the Voting Agreement provides Mr. Mu with an irrevocable proxy, allowing him to exercise voting rights on behalf of these shareholders if they fail to vote in accordance with the agreement within fifteen days of a written request. This proxy, which is coupled with an interest, is binding for the duration of the agreement and remains effective despite any changes in shareholder status, including death, disability, or entity restructuring. The Voting Agreement remains effective from February 20, 2025, through June 1, 2026, unless terminated earlier upon the liquidation or insolvency of the company or the transfer of shares by any shareholder subject to the agreement, in which case it ceases immediately. The numbers in Rows 7 and 8 reflect the result of the Voting Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated by reference herein in its entirety.
  
  The percentage in Row 13 is calculated using a denominator of a total of 9,256,621 Class A Ordinary Shares outstanding as of February 19, 2025, as provided by the Company.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.003 per share
Name of issuer: Chijet Motor Company, Inc.
Comment:
This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on February 16, 2024 by Hongwei Mu, Chijet Holdings Limited ("CHL"), Lichun Wu, and Euroamer Kaiwan Technology Company Limited ("EKT", each, a "Reporting Person", collectively, the "Reporting Persons"), as amended by Amendment No.1 filed with the SEC on January 10, 2025, by Hongwei Mu and CHL, and the Schedule 13D filed with the SEC on January 10, 2025 by Lichun Wu and EKT (collectively, the "Original 13D").

The purpose of this Amendment is to report that, (i) pursuant to the warrant to purchase ordinary shares, as amended, issued by Chijet Motor Company, Inc (the "Company") to CHL and EKT on January 7, 2025, respectively (collectively, the "Warrants"), and notices of exercise delivered to the Company in February 2025, CHL and EKT have cashlessly exercised the purchase rights represented by the Warrants (the "Cashless Exercise"); and (ii) pursuant to voting agreement dated February 20, 2025, by and among the Company, Hongwei Mu, CHL, and EKT (the "Voting Agreement"), under which CHL and EKT agreed to vote in favor of proposals supported by Hongwei Mu concerning the Company's operations and development. Additionally, they shall vote for the election of directors nominated by Hongwei Mu and the removal of any designated directors as required. To ensure compliance, the Voting Agreement grants Hongwei Mu (or his designee) an irrevocable proxy, allowing him to vote the shares of any shareholder who fails to do so within 15 days of a written request. The Voting Agreement remains in effect until June 1, 2026, unless terminated earlier by share transfers or company liquidation. It is enforceable through specific performance, meaning legal remedies such as injunctions can be used to compel compliance. Through these provisions, Hongwei Mu has been granted the power to vote or direct the vote of the Class A Ordinary Shares held by EKT and may be deemed to be the beneficial owner of the foregoing securities held by EKT.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original 13D. All disclosure in respect of items contained in the Original 13D where no new information is provided for such item in this Amendment is incorporated herein by reference. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 1 is hereby incorporated by reference in its entirety herein. All of the Class A Ordinary Shares to which this Amendment relates were acquired by the Reporting Person in connection with the Cashless Exercise and the Voting Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 1 is hereby incorporated by reference in its entirety herein. The transaction described in this Amendment pursuant to the Warrants was for investment purposes.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of the Class A Ordinary Shares deemed to be beneficially owned by Hongwei Mu is 5,465,263 and 59.04%.

The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by CHL is 2,163,477 and 23.37%.

The aggregate number and percentage of the Class A Ordinary Shares deemed to be beneficially owned by Lichun Wu is 3,301,786 and 35.67%.

The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by EKT is 3,301,786 and 35.67%.
Number of shares as to which each person has sole or shared power to vote or dispose:
Hongwei Mu:
Sole power to vote or to direct the vote: 5,465,263
Shared power to vote or to direct the vote: /
Sole power to dispose or to direct the disposition: 2,163,477
Shared power to dispose or to direct the disposition: /

Chijet Holdings Limited:
Sole power to vote or to direct the vote: /
Shared power to vote or to direct the vote: /
Sole power to dispose or to direct the disposition: 2,163,477
Shared power to dispose or to direct the disposition: /

Lichun Wu:
Sole power to vote or to direct the vote: /
Shared power to vote or to direct the vote: /
Sole power to dispose or to direct the disposition: 3,301,786
Shared power to dispose or to direct the disposition: /

Euroamer Kaiwan Technology Company Limited:
Sole power to vote or to direct the vote: /
Shared power to vote or to direct the vote: /
Sole power to dispose or to direct the disposition: 3,301,786
Shared power to dispose or to direct the disposition: /
Transactions in the class effected during the past sixty days: Except as described in Item 1 and Original 13D, neither Reporting Person has effected any transactions in the Class A Ordinary Shares of the Company in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Items 1 of this Amendment is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 3 Voting Agreement, dated as of February 20, 2025, by and among the Company, Hongwei Mu, Chijet Holdings Limited, and Euroamer Kaiwan Technology Company Limited 4 Joint Filing Agreement, dated as of February 24, 2025, by and among Hongwei Mu, Chijet Holdings Limited, Lichun Wu, and Euroamer Kaiwan Technology Company Limited

## Signatures
- Hongwei Mu: /s/ Hongwei Mu, Hongwei Mu (02/24/2025)
- Chijet Holdings Limited: /s/ Hongwei Mu, Director (02/24/2025)
- Lichun Wu: /s/ Lichun Wu, Lichun Wu (02/24/2025)
- Euroamer Kaiwan Technology Company Limited: /s/ Lichun Wu, Director (02/24/2025)